Exhibit 99.1

SIGMA LITHIUM APPOINTS DISTINGUISHED FEMALE BUSINESS LEADER AS AN ADDITIONAL INDEPENDENT DIRECTOR

HIGHLIGHTS

•	Sigma Lithium welcomes Dana Perlman as its third independent director:

o	Ms. Perlman is an incredibly accomplished businesswoman with significant expertise in strategy, finance, investment banking, corporate governance, financial reporting, internal controls and compliance

•	This appointment is consistent with the Company’s objectives to adhere to best practices in governance, diversity, equity and inclusion:

o	With this appointment, 50% of Sigma Lithium’s Board of Directors are independent directors, 33% females and 50% underrepresented groups

VANCOUVER, CANADA -- (September 15, 2022) - SIGMA Lithium Corporation ("Sigma Lithium" or the "Company") (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, is pleased to announce the appointment of distinguished female business leader Dana Perlman as its third independent director.

“We are delighted to have Dana join the growing Sigma Lithium team at this critical juncture as we transform from developer to producer,” says Co-CEO and Co-Chairperson Ana Cabral Gardner. “Not only are we continuing to strengthen the team with the appointment of another experienced and qualified director, but we are also keeping with our commitment to the United Nations Sustainable Development Goals #5 (Gender Equality) by having a Board of Directors that is comprised of 33% females and 50% underrepresented groups. Dana brings a wealth of invaluable experience to the Sigma Lithium team, including her longstanding leadership from serving on the board of directors of US$44 billion Nasdaq listed company, O’Reilly Automotive Inc.”

Ms. Perlman brings significant expertise to the Board, including over 20 years of experience in strategy, finance, investment banking, business development, acquisitions, risk management and investor communications.

About Dana Perlman, Independent Director

Dana Perlman was most recently Chief Strategy Officer and Treasurer at PVH Corp. (NYSE:PVH) (“PVH”) through July 2022. Dana was responsible for leading global business strategy and development, playing a key role in helping to create, activate and articulate PVH’s go forward strategy and ultimately driving progress and support to achieve its targets and creating value for its stakeholders. She was also responsible for leading the company’s efforts around strategic activity including, mergers and acquisitions and strategic partnerships.

Dana was a critical partner in helping to structure and execute on numerous strategic transactions, including the buybacks of key joint venture and licensed partners from China to Australia, strategic brand divestitures and the Warnaco acquisition.

Previously, Dana held several positions at Barclays Capital, including Director of the Retail Investment Banking Department. Prior to Barclays, Dana held positions in investment banking with Lehman Brothers and Credit Suisse First Boston.

Dana currently sits on the Board of Directors at O’Reilly Automotive and chairs its Corporate Governance and Nominating Committee, including providing support and oversight over its ESG efforts. In 2018, she was recognized by WomenInc. on the 2018 Most Influential Corporate Board Directors list and by Equilar on the list of 50 Youngest U.S. Public Company Board members alongside Chelsea Clinton and Mark Zuckerberg.

Passionate about giving back to the community, Dana set up the Dee Dee and Michael Perlman Caregivers Fund, in memory of her parents, to support programming in the Detroit community that provides respite for family caregivers of a loved one living with dementia.

ABOUT SIGMA LITHIUM CORPORATION

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a Canadian company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium is currently in construction at its wholly owned Grota do Cirilo Project in Brazil, which includes a state-of-the-art, green-tech processing plant that uses 100% renewable energy, 100% recycled water and 100% dry-stack tailings. The project also represents one of the largest and highest-grade hard rock lithium spodumene deposits in the Americas. Since inception, Sigma has devoted itself to strong ESG practices, from its ongoing support of local communities to its goal of achieving net zero by 2024. For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer

jamie.flegg@sigmaca.com

+1 (647) 706-1087

Vítor Ornelas, Manager, Corporate Development & Investor Relations

vitor.ornelas@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium